Exhibit 12.1

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
AND TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in thousands)	Three Months Ended March 31,				Fiscal Years Ended December 31,
(unaudited)	2015		2014		2014		2013		2012		2011		2010
Computation of Earnings
Net Income	$26,727		$22,710		$98,706		$53,387		$98,910		$87,544		$21,337
Add: Provision for income taxes	9,303		7,469		33,509		9,581		32,754		25,172		11,441
Less: Income (loss) from equity method investments	-		(477)		(549)		710		1,487		2,161		799
Income before income taxes	36,030		30,656		132,764		62,258		130,177		110,555		31,979
Fixed charges, excluding interest on deposits	4,644		3,675		15,107		16,540		38,654		48,847		54,463
Total earnings for computation
excluding interest on deposits	40,674		34,331		147,871		78,798		168,741		159,402		86,442
Interest on deposits	4,521		4,773		18,543		22,379		26,822		40,534		63,929
Total earnings for computation,
including interest on deposits	$45,195		$39,104		$166,414		$101,177		$195,563		$199,936		$150,371

Computation of Fixed Charges
Portion of net rental expense deemed representative
of interest (a)	$753		$604		$2,745		$2,702		$2,564		$2,450		$2,375
Interest on short-term borrowed funds	405		393		1,625		1,846		2,117		2,506		4,180
Interest on long-term debt	3,486		2,678		10,737		11,992		33,883		43,891		47,908
Total fixed charges, excluding interest on deposits	4,644		3,675		15,107		16,540		38,564		48,847		54,463
Interest on deposits	4,521		4,773		18,543		22,379		26,822		40,534		63,929
Total fixed charges, including interest on deposits	$9,165		$8,448		$33,650		$38,919		$65,386		$89,381		$118,392

Combined Fixed Charges and Preferred Stock Dividends
Preferred stock dividend on pre-tax basis	$-		$-		$-		$-		$-		$3,246		$11,522
Total fixed charges and preferred stock dividends,	4,644		3,675		15,107		16,540		38,564		48,847		54,463
Combined fixed charges and preferred stock
dividends excluding interest on deposits	4,644		3,675		15,107		16,540		38,564		52,093		65,985
Interest on deposits	4,521		4,773		18,543		22,379		26,822		40,534		63,929
Combined fixed charges and preferred stock
dividends, including interest on deposits	$9,165		$8,448		$33,650		$38,919		$65,386		$92,627		$129,914

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	8.76	x	9.34	x	9.79	x	4.76	x	4.38	x	3.26	x	1.59	x
Including interest on deposits	4.93	x	4.63	x	4.95	x	2.60	x	2.99	x	2.24	x	1.27	x

Ratio of Earnings to Fixed Charges and Preferred
Stock Dividends:
Excluding interest on deposits	8.76	x	9.34	x	9.79	x	4.76	x	4.38	x	3.06	x	1.31	x
Including interest on deposits	4.93	x	4.63	x	4.95	x	2.60	x	2.99	x	2.16	x	1.16	x

(a)The portion of rents shown as representative of the interest factor is one-third net operating rent expense.